

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2010

Edward Lopez
Chief Legal Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA 94085

> **Re:** **Silicon Image, Inc.**
> **Annual Report on Form 10-K for the**
> **fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 0-26887**

Dear Mr. Lopez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 60

1.   In our review of your Part III information, we note the disclosure concerning your belief about qualifications to sit on your board of directors on pages 5 and 6 in the section "Election of Directors" of your proxy statement. It appears that you included only general disclosure on pages 5 and 6 in response to Item 402(e) of Regulation S-K. In future filings, be more specific in describing the specific experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director.

Item 11. Executive Compensation, page 60

2.   In connection with our review of your Part III information, it does not appear that you included any disclosure in your proxy statement in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney